

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Christopher Bogart
Chief Executive Officer
Burford Capital Limited
Regency Court, Glategny Esplanade
St. Peter Port GY1 1WW
Guernsey

>   **Re: Burford Capital Limited**
>   **Supplemental Response Letter dated September 16, 2020**
>   **Registration Statement on Form 20-F**
>   **Filed September 11, 2020**
>   **File No. 001-39511**

Dear Mr. Bogart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

Supplemental Response dated September 16, 2020

Registration Statement on Form 20-F
Risk Factors
We are subject to the risk of being deemed an investment company, page 13

1.   We note your prior response, dated September 10, 2020, relating to whether you are "primarily engaged" in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B) (the "9/10 Response").

Please advise as to what percentage of your assets is currently comprised of QCPAs (as defined in the 9/10 Response) with corporate counterparties. In providing this information, please exclude (i) QCPAs with law firms and (ii) cash proceeds of all QCPAs, regardless of the type of counterparty.

 You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Andy Pitts, Esq.